Exhibit 99.1

ENTRÉE RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING

June 16, 2022

Notice is hereby given that the annual general meeting (the “Meeting”) of shareholders of Entrée Resources Ltd. (the “Company”) will be held as a virtual format meeting via audio conference on Thursday, June 16, 2022, at the hour of 10:30 am (local time in Vancouver, BC) for the following purposes:

1.	To receive the annual financial statements of the Company for its financial year ended December 31, 2021 and the auditor’s report thereon;
2.	To determine the number of directors at six;
3.	To elect directors for the ensuing year; and
4.	To re-appoint Davidson & Company LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration.

In consideration of the health and safety of our shareholders, employees, directors, stakeholders and broader community, the Meeting will be held in a virtual format via audio conference. Shareholders and proxyholders will not be able to physically attend the Meeting. All shareholders will have an opportunity to listen to the Meeting, and registered shareholders and duly appointed proxy holders will be permitted to ask questions and vote in person at the Meeting by dialing 1-800-319-4610 (toll free North America) or +1-604-638-5340 (International) on Thursday, June 16, 2022, at 10:30 am Vancouver time (PDT) and asking to join the Company’s call.

All shareholders are encouraged to vote before the Meeting by completing the accompanying form of proxy (“Proxy”) or voting instruction form and returning it in the manner and by the date and time specified in the instructions provided therein. Registered shareholders who have previously submitted a Proxy for the Meeting may still attend and listen to the Meeting, but not vote in person at the Meeting.

The accompanying Proxy is solicited by management of the Company.

If your shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution), you should carefully follow the instructions provided by your nominee to ensure your vote is counted.

DATED at Vancouver, British Columbia, this 12th day of May, 2022.

BY ORDER OF THE BOARD

“Stephen Scott”

Stephen Scott

President and Chief Executive Officer

The securityholder materials are being sent to both registered and non-registered shareholders. If you are a non-registered shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (a) delivering these materials to you; and (b) executing your proper voting instructions. Please return your voting instructions as specified in the voting instruction form.